Exhibit 99.1

ARMATA PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Armata Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Armata Pharmaceuticals, Inc. (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

The Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued clinical trial expenses and related research and development costs
Description of the Matter

During 2024, the Company incurred $34.5 million for research and development costs and as of December 31, 2024, the Company recorded $1.1 million for accrued clinical trial expenses. As described in Note 3 of the consolidated financial statements, the Company records accruals for estimated ongoing research and development costs, comprising payments for work performed by third party contractors, laboratories, participating clinical trial sites, and others. The Company accrues for the estimated ongoing clinical trial site costs based on patient enrollment and progress of the trial.

Auditing management's accounting for accrued clinical trial expenses and related research and development costs is especially challenging as evaluating the progress or stage of completion of the activities under the Company's research and development agreements is dependent upon a high volume of data from third-party service providers and internal clinical personnel, which is tracked in spreadsheets and other end user computing programs.

How We Addressed the Matter in Our Audit

To test the completeness of the Company's accrued clinical trial expenses and related research and development costs, we obtained supporting evidence of the research and development activities performed for significant clinical trials. To assess the appropriate measurement of accrued clinical trial expenses and related research and development costs, our audit procedures included, among others, obtaining and inspecting significant agreements and agreement amendments, evaluating the Company's documentation of trial timelines and future projections of trial progress, confirming amounts incurred to-date with third-party service providers, and testing a sample of transactions and comparing the costs against related invoices and contracts. We also tested a sample of subsequent payments to evaluate the completeness of the accrued expenses and compared the results to the current year accrual.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2019.

San Diego, California

March 20, 2025

Armata Pharmaceuticals, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share data)

	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$9,291	$13,523
Prepaid expenses and other current assets	1,273	2,265
Other receivables	744	3,363
Total current assets	11,308	19,151
Restricted cash	5,480	5,720
Property and equipment, net	13,241	12,559
Operating lease right-of-use asset	41,687	44,717
In-process research and development	10,256	10,256
Goodwill	3,490	3,490
Other assets	975	2,470
Total assets	$86,437	$98,363

Liabilities and stockholders’ deficit
Current liabilities
Accounts payable and accrued liabilities	$2,055	$5,689
Accrued compensation	2,280	768
Term debt, current	38,954	—
Current portion of operating lease liabilities	4,431	9,481
Other current liabilities	529	523
Total current liabilities	48,249	16,461
Convertible Loan, non-current	32,897	58,633
Term debt, non-current	22,539	23,674
Operating lease liabilities, net of current portion	27,694	28,583
Deferred tax liability	3,077	3,077
Total liabilities	134,456	130,428

Commitments and contingencies (Note 12)
Stockholders’ deficit
Common Stock, $0.01 par value; 217,000,000 shares authorized; 36,183,067 and 36,122,932 shares issued and outstanding at December 31, 2024 and December 31, 2023, respectively	362	361
Additional paid-in capital	279,354	276,393
Accumulated deficit	(327,735)	(308,819)
Total stockholders’ deficit	(48,019)	(32,065)
Total liabilities and stockholders’ deficit	$86,437	$98,363

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share data)

	Year Ended
	2024	2023
Grant revenue	$5,174	$4,529
Operating expenses
Research and development	34,426	33,770
General and administrative	13,184	11,649
Total operating expenses	47,610	45,419
Operating loss	(42,436)	(40,890)
Other income (expense)
Interest income	697	179
Interest expense	(10,742)	(2,626)
Change in fair value of the Convertible Loan	31,399	(21,845)
Gain (loss) on debt and the Convertible Loan extinguishments	2,166	(3,863)
Total other income (expense), net	23,520	(28,155)
Net loss	$(18,916)	$(69,045)
Per share information:
Net loss per share, basic	$(0.52)	$(1.91)
Weighted average shares outstanding, basic	36,160,848	36,075,555
Net loss per share, diluted	$(0.89)	$(1.91)
Weighted average shares outstanding, diluted	59,059,971	36,075,555

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Stockholders’ Deficit

(in thousands, except share data)

	Stockholders’ Deficit
	Common Stock
			Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2022	36,144,706	$361	$275,493	$(239,774)	$36,080
Forfeiture of restricted stock awards	(27,341)	—	—	—	—
Withholdings for taxes related to net share settlement of equity awards	(25,933)	—	(43)	—	(43)
Exercise of stock options	1,500	—	5	—	5
Issuance of Common Stock upon vesting of restricted stock units	30,000	—	—	—	—
Stock-based compensation expense	—	—	938	—	938
Net loss	—	—	—	(69,045)	(69,045)
Balances, December 31, 2023	36,122,932	$361	$276,393	$(308,819)	$(32,065)

	Stockholders’ Deficit
	Common Stock
			Additional		Total
			Paid-in	Accumulated	Stockholders’
	Shares	Amount	Capital	Deficit	Deficit
Balances, December 31, 2023	36,122,932	$361	$276,393	$(308,819)	$(32,065)
Exercise of stock options	37,282	1	129	—	130
Withholdings for taxes related to net share settlement of equity awards	(4,222)	—	—	—	—
Issuance of Common Stock upon release of restricted stock units, net of tax withholdings	27,075	—	(61)		(61)
Stock-based compensation expense	—	—	2,893	—	2,893
Net loss	—	—	—	(18,916)	(18,916)
Balances, December 31, 2024	36,183,067	$362	$279,354	$(327,735)	$(48,019)

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,
	2024	2023
Operating activities:
Net loss	$(18,916)	$(69,045)
Adjustments required to reconcile net loss to net cash used in operating activities:
Depreciation and amortization expense	1,325	972
Stock-based compensation expense	2,893	938
Change in fair value of the Convertible Loan	(31,399)	21,845
Non-cash interest expense	10,758	2,573
Non-cash interest income	—	(22)
Gain (loss) on debt and Convertible Loan extinguishments	(2,166)	3,863
Change in right-of-use asset	2,053	1,018
Loss from disposal of property and equipment	—	81
Changes in operating assets and liabilities:
Prepaid expenses and other assets	5,106	4,826
Accounts payable and accrued liabilities	(3,755)	39
Accrued compensation	1,512	(1,060)
Operating lease liability	(4,962)	(13,451)
Net cash used in operating activities	(37,551)	(47,423)
Investing activities:
Purchases of property and equipment	(1,879)	(8,144)
Proceeds from sale of property and equipment	—	10
Net cash used in investing activities	(1,879)	(8,134)
Financing activities:
Proceeds from issuance of the Convertible Loan, net of issuance costs	—	29,101
Proceeds from issuance of term debt, net of issuance costs	34,889	24,925
Payments for taxes related to net share settlement of equity awards	(61)	(43)
Proceeds from exercise of stock options	130	5
Net cash provided by financing activities	34,958	53,988
Net decrease in cash, cash equivalents and restricted cash	(4,472)	(1,569)
Cash, cash equivalents and restricted cash, beginning of period	19,243	20,812
Cash, cash equivalents and restricted cash, end of period	$14,771	$19,243
Supplemental disclosure of cash flow information:
Right-of-use asset obtained in exchange for operating lease liability	$977	$2,700
Property and equipment included in accounts payable and accrued liabilities	$89	$217

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:

	Year Ended December 31,
	2024	2023
Cash and cash equivalents	$9,291	$13,523
Restricted cash	5,480	5,720
Cash, cash equivalents and restricted cash	$14,771	$19,243

The accompanying notes are an integral part of these consolidated financial statements.

Armata Pharmaceuticals, Inc.

Notes to Consolidated Financial Statements

1. Organization and Description of the Business

Armata Pharmaceuticals, Inc. (“Armata”) together with its subsidiaries (the “Company”), is a clinical-stage biotechnology company focused on the development of pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat bacterial infections using its proprietary bacteriophage-based technology.

Armata’s common stock, par value $0.01 per share (the “Common Stock”) is traded on the NYSE American exchange under the ticker symbol “ARMP”.

The Company’s principal stockholder, Innoviva Strategic Opportunities LLC (“Innoviva SO”), a wholly owned subsidiary of Innoviva Inc. (“Innoviva”), owns 69.3% of the Company’s outstanding equity as of December 31, 2024. The Company also received $90.0 million in total debt financing from Innoviva SO during 2023 and in March 2024. Innoviva designees represent three out of eight seats of the Company’s Board of Directors (“Board of Directors”) during the year ended December 31, 2024, and cannot vote or take any action by written consent with respect to any shares of Common Stock held by Innoviva SO that represent, in the aggregate, more than 49.5% of the total number of shares of the Company’s Common Stock for voting on the matters related to election or removal of the Company’s board members or amending the bylaws of the Company to reduce the maximum number of directors or setting the number of directors who may serve on the Company’s Board of Directors in accordance with the voting agreement. The voting agreement expires on the earlier of the fifth anniversary of the agreement’s effective date, January 26, 2021, or the approval by the Food and Drug Administration (the “FDA”) of any of the Company’s product candidates for marketing and commercial distribution. Innoviva SO and Innoviva are related parties of the Company.

2. Liquidity and Going Concern

The Company has incurred significant operating losses since inception and has primarily relied on equity, debt and grant financing to fund its operations. As of December 31, 2024, the Company had an accumulated deficit of $327.7 million. The Company expects to continue to incur substantial losses, and its transition to profitability will depend on the successful development, approval and commercialization of product candidates and on the achievement of sufficient revenues to support its cost structure. The Company may never achieve profitability, and unless and until then, the Company will need to continue to raise additional capital. The existing cash and cash equivalents of $9.3 million as of December 31, 2024 will not be sufficient to fund its operations for the next 12 months from the date of these consolidated financial statements. These circumstances raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has prepared its consolidated financial statements on a going concern basis, which assumes that the Company will realize its assets and satisfy its liabilities in the normal course of business. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of the uncertainty concerning the Company’s ability to continue as a going concern.

Recent Financing:

2025 Credit Agreement

On March 12, 2025, the Company entered into a credit and security agreement (the “2025 Credit Agreement”) for a loan in an aggregate amount of $10.0 million (the “2025 Loan”) with Innoviva Strategic Opportunities LLC, a wholly owned subsidiary of Innoviva, Inc. (NASDAQ: INVA), our principal stockholder and a related party (collectively, “Innoviva”). The 2025 Loan bears interest at an annual rate of 14.0% and matures on March 12, 2026. Principal and accrued interest are payable at maturity. Repayment of the 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Concurrently with the execution of the 2025 Credit Agreement, the Company entered into amendments to (i) its existing convertible loan (the “Convertible Loan”) and secured credit and security agreement, dated January 10, 2023, with Innoviva (the “Convertible Credit Agreement”), (ii) its existing secured term loan facility (the “2023 Loan”) and credit and security agreement, dated July 10, 2023, with Innoviva (the “2023 Credit Agreement”) and (iii) its existing secured term loan facility (the “2024 Loan”) and credit and security agreement, dated March 4, 2024, with Innoviva (the “2024 Credit Agreement”), which, among other things, extended the maturity date of each loan to March 12, 2026.

2024 Credit Agreement

On March 4, 2024, the Company entered into 2024 Credit Agreement for the 2024 Loan in an aggregate amount of $35.0 million. The 2024 Loan bears interest at an annual rate of 14.0% and was scheduled to mature on June 4, 2025. On March 12, 2025, the Company executed an amendment to the 2024 Credit Agreement which, among other things, extended the 2024 Loan maturity date to March 12, 2026. Principal and accrued interest are payable at maturity. Repayment of the 2024 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors. Concurrently with the execution of the 2024 Credit Agreement, the Company amended certain provisions of the Convertible Loan and Convertible Credit Agreement and the 2023 Loan and 2023 Credit Agreement to, among other things, conform certain terms relating to permitted indebtedness and permitted liens.

The Company plans to raise additional capital through equity offerings, debt financings, or other capital sources, including potential collaborations, licenses and other similar arrangements. While the Company believes this plan to raise additional funds will alleviate the conditions that raise substantial doubt about the Company’s ability to continue as a going concern, these plans are not entirely within its control and cannot be assessed as being probable of occurring. The Company’s ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to, and volatility in, financial markets in the United States and worldwide. The Company may not be able to secure additional financing in a timely manner or on favorable terms, if at all. Furthermore, if the Company issues equity securities to raise additional funds, its existing stockholders may experience dilution, and the new equity securities may have rights, preferences and privileges senior to those of the Company’s existing stockholders. If the Company raises additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish valuable rights to its potential products on terms that are not favorable to the Company. If the Company is unable to raise capital when needed or on attractive terms, it would be forced to delay, reduce or eliminate its research and development programs or other operations. If any of these events occur, the Company’s ability to achieve the development and commercialization goals would be adversely affected.

3. Significant Accounting Policies

Basis of Presentation

The consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission for financial reporting.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Any reference in the condensed consolidated financial statements to applicable guidance is meant to refer to authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates estimates and assumptions, including but not limited to those related to the fair value of the Convertible Loan, stock-based compensation expense, accruals for research and development costs, the valuation of deferred tax assets, impairment of goodwill and intangible assets and impairment of long-lived assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ materially from those estimates.

Concentration of Credit Risks and Certain Other Risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and restricted cash. As of December 31, 2024 and 2023, cash, cash equivalents and restricted cash were invested primarily in money market funds and U.S. treasury securities through highly rated financial institutions in accordance with the Company’s investment policy, to a concentration limit per issuer or sector.

Other receivables represent amounts due from the Medical Technology Enterprise Consortium (“MTEC”) (Note 13, “Grants and Awards”) and reimbursement for tenant improvements (Note 12, “Commitments and Contingencies”).

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash deposits and marketable securities with original maturities of less than three months.

Restricted Cash

The Company defines restricted cash as cash and cash equivalents that cannot be withdrawn or used for general operating activities. The restricted cash consists of two irrevocable letters of credit with financial institutions related to the Company’s operating leases (Note 12 , “Commitments and Contingencies”).

Fair Value of Financial Instruments

Financial instruments include cash equivalents, prepaid expenses and other receivables, restricted cash, accounts payable and accrued liabilities, accrued compensation and other current liabilities, Convertible Loan and long-term debt. The carrying amounts of the above assets and liabilities are generally considered to be representative of their respective fair values because of the short-term nature of those instruments. The Convertible Loan is accounted at fair value. Long-term debt was accounted at fair value at inception and its subsequent fair value is not significantly different from its amortized basis, as effective interest rate is considered at market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed to operations as incurred. Upon disposal, retirement, or sale of an asset, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in the results of operations. Estimated useful lives for property and equipment are as follows:

Estimated Useful Lives
Laboratory equipment	5 – 10 years
Office and computer equipment	3 – 5 years
Leasehold improvements	Shorter of lease term or useful life

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of the assets may not be recoverable. Recoverability is measured by comparison of the carrying values of the assets to future net undiscounted cash flows that the assets or the asset groups are expected to generate. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount of the asset. No impairment losses on long-lived assets have been recorded for the years ended December 31, 2024 or 2023.

In-Process Research and Development (“IPR&D”)

IPR&D assets are intangible assets with indefinite lives and are not subject to amortization. The Company’s IPR&D assets represent capitalized in-process bacteriophage development programs for S. aureus infections that the Company acquired through a business combination. Such assets are initially measured at their acquisition-date fair values and are subject to impairment testing at least annually until completion or abandonment of research and development efforts associated with the projects. Upon successful completion of each project, the Company makes a determination as to the then remaining useful life of the intangible asset and begins amortization.

The Company tests IPR&D assets for impairment as of December 31 of each year or more frequently if indicators of impairment are present. The authoritative accounting guidance provides an optional qualitative assessment for any indicators that indefinite-lived intangible assets are impaired. If it is determined that it is more likely than not that the indefinite-lived intangible assets, including IPR&D, are impaired, the fair value of the indefinite-lived intangible assets is compared with the carrying amount and impairment is recorded for any excess of the carrying amount over the fair value of the indefinite-lived intangible assets.

If and when a quantitative analysis of IPR&D assets is required based on the result of the optional qualitative assessment, the estimated fair value of IPR&D assets is calculated based on the income approach, which includes discounting expected future net cash flows associated with the assets to a net present value. The fair value measurements utilized to perform the impairment analysis are categorized within Level 3 of the fair value hierarchy. Management judgment is required in the forecast of future operating results that are used in the Company’s impairment analysis. The estimates the Company uses are consistent with the plans and estimates that it uses to manage its business. Assumptions utilized in the Company’s income approach model include the discount rate, timing of clinical studies and regulatory approvals, the probability of success of its research and development programs, timing of commercialization of these programs, forecasted sales, gross margin, selling, general and administrative expenses, capital expenditures, as well as anticipated growth rates.

As of December 31, 2024, the Company performed the annual evaluation of its IPR&D assets for impairment. The Company considered the development timelines for its S. aureus development program and noted no qualitative factors that would indicate potential impairment of its IPR&D asset. The Company also performed a quantitative analysis for impairment analysis and based on this analysis, the fair value of this bacteriophage program was greater than its carrying value as of December 31, 2024. Consequently, no impairment was noted for the IPR&D asset.

As of December 31, 2023, the Company performed the annual evaluation of its IPR&D assets for impairment. The Company used multi-period excess earnings method, a variation of the discounted cash flow approach. Management assumptions included expected revenue forecast, estimated expenses, rate of success, and a discount rate. The fair value of the bacteriophage development programs for S. aureus infections was greater than its carrying value as a result of the quantitative analysis.

No impairment loss was recognized as of December 31, 2024 and 2023.

Goodwill

Goodwill, which has an indefinite useful life, represents the excess of purchase consideration over the fair value of net assets acquired in an acquisition. Goodwill is not subject to amortization and is required to be tested for impairment at least on an annual basis. The Company tests goodwill for impairment as of December 31 of each year. The Company determines whether goodwill may be impaired by comparing the carrying value of the single reporting unit, including goodwill, to the fair value of the reporting unit. If the fair value is less than the carrying amount, a more detailed analysis is performed to determine whether goodwill is impaired. The impairment loss, if any, is measured as the excess of the carrying value of the goodwill over the implied fair value of the goodwill and is recorded in the Company’s consolidated statements of operations. The Company performed quantitative analysis of goodwill impairment and noted no impairment as of December 31, 2024 and 2023.

Research and Development

All research and development costs are expensed as incurred. Research and development costs consist primarily of salaries, employee benefits, costs associated with preclinical studies and clinical trials (including amounts paid to clinical research organizations and other professional services). Payments made prior to the receipt of goods or services to be used in research and development are capitalized until the goods or services are received.

The Company records accruals for estimated research and development costs, comprising payments for work performed by third-party contractors, laboratories, participating clinical trial sites, and others. Some of these contractors bill monthly based on actual services performed, while others bill periodically based upon achieving certain contractual milestones. For the latter, the Company accrues the expenses as goods or services are used or rendered. Clinical trial site costs related to patient enrollment are accrued as patients enter and progress through the trial. Judgments and estimates are made in determining the accrued balances at the end of the reporting period.

Stock-Based Compensation

Compensation expense related to stock options granted to employees and non-employees is measured at the grant date based on the estimated fair value of the award and is recognized on the accelerated attribution method over the requisite service period. To estimate the fair value of an award, the Company uses the Black-Scholes option pricing model. This model requires inputs such as expected term, expected volatility, expected dividend yield of stock and risk-free interest rate. Expected volatility is based on the historical volatility of the Company’s own stock price as well as stock volatility of similar publicly traded peer companies. The expected term represents the period that the Company expects its stock options to be outstanding. The expected term assumption is estimated using the simplified method set forth in the U.S. Securities and Exchange Commission Staff Accounting Bulletin 110, which is the mid-point between the option vesting date and the expiration date. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant commensurate with the expected term assumption. The fair value of restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) is determined based on the number of units granted and the closing price of the Company’s Common Stock as of the grant date. The Company accounts for forfeitures in the period they occur. Stock-based compensation expense for an award with a performance condition is recognized when the achievement of such performance condition is determined to be probable. If the outcome of such performance condition is not determined to be probable or is not met, no compensation expense is recognized and any previously recognized compensation expense is reversed.

Foreign Currency Translations and Transactions

The functional currency of the Company and its wholly owned subsidiaries is the U.S. dollar. Assets and liabilities denominated in foreign currencies are translated to U.S. dollars using the exchange rates at the date of transaction or historical rates. Revenues and expenses from the Company’s foreign subsidiaries are translated using the quarterly average exchange rate in effect during the year. Foreign currency translation gains and losses are recorded as other income (expense) in the Company’s consolidated statement of operations.

Transactions denominated in foreign currencies are initially measured in U.S. dollars using the exchange rate on the date of the transaction. Foreign currency denominated monetary assets and liabilities are subsequently re-measured at the end of each reporting period using the exchange rate at that date, with the corresponding foreign currency transaction gain or loss recorded in the consolidated statements of operations. Nonmonetary assets and liabilities are not subsequently re-measured.

Grants Revenue and Other Awards

The Company determines whether agreements are within the scope of ASC Topic 606, Revenue from contracts with customers (“ASC 606”) or other topics at the effective date of an agreement.

The Company also determines if grants and awards are in scope of ASC Topic 808, Collaborative Arrangements (“ASC 808”). To the extent the grant or award is within the scope of ASC 808, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. For grant and awards outside the scope of ASC 808, the Company applies ASC 606 or International Accounting Standards No. 20, Accounting for Government Grants and Disclosure of Government Assistance, by analogy, and revenue is recognized when the Company incurs expenses related to the grant for the amount the Company is entitled to under the provisions of the agreement.

The Company also considers the guidance in ASC Topic 730, Research and Development (“ASC 730”), which requires an assessment, at the inception of the grant or award, of whether the agreement is a liability. If Armata is obligated to repay funds received regardless of the outcome of the related research and development activities, then the Company is required to estimate and recognize that liability. Alternatively, if the Company is not required to repay the funds, then payments received are recorded as revenue or contra-expense as the expenses are incurred.

As of December 31, 2024 and 2023, the Company recognized as other receivables in its consolidated balance sheets $0.7 million and $1.5 million, respectively, related to invoiced grant amounts that have not been received.

Leases

The Company determines if an arrangement contains a lease at inception. The Company currently has only operating leases. The Company recognizes a right-of-use operating lease asset and associated short- and long-term operating lease liability on its consolidated balance sheet for operating leases greater than one year. The right-of-use assets represent the Company’s right to use an underlying asset for the lease term and the lease liabilities represent the Company’s obligation to make lease payments arising from the lease arrangements. Right-of-use operating lease assets and lease liabilities are recognized based on the present value of the future minimum lease payments, including noncash lease payments, the Company will pay over the lease term. The Company determines the lease term at the inception of each lease, which includes renewal options only if the Company concludes that such options are reasonably certain to be exercised.

As the Company’s leases do not provide an interest rate implicit in the lease, the Company uses its incremental borrowing rate, based on the information available as of the lease inception date or at the date of remeasurement in determining the present value of future payments. The Company recognizes rent expense for the minimum lease payments on a straight-line basis over the expected term of the leases. The Company recognizes period expenses, such as common area maintenance expenses, in the period such expenses are incurred.

Income Taxes

The Company utilizes the asset and liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences using enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Temporary differences include the differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and net operating loss and tax credit carryforwards. The effect on deferred taxes of a change in tax rates is recognized in income (expense) in the period that includes the enactment date. The Company evaluates the likelihood that deferred tax assets will be recovered from future taxable income. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company’s income tax returns are based on calculations and assumptions that are subject to examination by the Internal Revenue Service and other tax authorities. In addition, the calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Comprehensive Income (Loss)

Comprehensive income (loss) is composed of net loss and other comprehensive income (loss). The Company did not have other comprehensive income (loss) for the years ended December 31, 2024 and 2023, as such, the comprehensive income (loss) for these periods was equal to the net loss.

Basic and Diluted Net Loss per Share

Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of Common Stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the Common Stock warrants, Convertible Loan, unvested restricted stock awards and restricted stock units, and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities. Under the two-class method, warrants issued to Innoviva are assumed to participate in undistributed earnings on an as-exercised basis, in accordance with the warrant agreements. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss was attributed entirely to common stockholders. Because the Company has reported a net loss for all periods presented, diluted net loss per common share is the same as basic net loss per common share for those periods.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. This ASU requires public entities to disclose information about their reportable segments’ significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC 280 on an interim and annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 standard in the fourth quarter of 2024 for annual and retrospective reporting periods with all interim disclosures to begin in the first quarter of fiscal year 2025. Refer to Note 15. “Segment Reporting”.

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, ASU 2020-06 modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted earnings (loss) per share (“EPS”) computation. The Company adopted this ASU as of January 1, 2024, which did not have an impact on its consolidated financial statements or related disclosures.

Recent Accounting Pronouncements Not Yet Adopted

On October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative. This ASU aligns the requirements in the ASC to the removal of certain disclosure requirements set out in Regulation S-X and Regulation S-K, announced by the SEC. The effective date for each amended topic in the ASC is either the date on which the SEC’s removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or on June 30, 2027, if the SEC has not removed the requirements by that date. Early adoption is prohibited. The Company is currently evaluating the impact of adopting ASU 2023-06 on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2023-09 on its consolidated financial statements.

In November 2024, the FASB issued Accounting Standards Update ASU 2024-03 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance in ASU 2024-03 requires public business entities to disclose in the notes to the financial statements, among other things, specific information about certain costs and expenses including purchases of inventory; employee compensation; and depreciation, amortization and depletion expenses for each caption on the income statement where such expenses are included. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted, and the amendments may be applied prospectively to reporting periods after the effective date or retrospectively to all periods presented in the financial statements. The Company is currently evaluating the provisions of this guidance and assessing the potential impact on the Company’s consolidated financial statement disclosures.

4. Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following three levels:

•
Level 1: Observable inputs such as unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.
•
Level 2: Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable for the asset or liability. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
•
Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

	December 31, 2024
	Total	Level 1	Level 2	Level 3
Investments in money market fund – financial assets, included in cash and cash equivalents	$4,955	$4,955	$—	$—
Convertible Loan– financial liabilities	32,897	—	—	32,897

	December 31, 2023
	Total	Level 1	Level 2	Level 3
Convertible Loan– financial liabilities	$58,633	$—	$—	$58,633

The Company’s Convertible Loan (Note 7) is measured at fair value and remeasured at each measurement period, with changes in fair value recorded as other income (expense) in the consolidated statement of operations. The Company estimates the fair value of its Convertible Loan using a weighted probability model of various debt settlement scenarios during its term discounted to the reporting date. Conversion option scenarios are valued using option pricing models with assumptions and estimates such as volatility, expected term and risk-free interest rates.

Level 3 fair value inputs include probability and timing of various settlement scenarios and selection of comparable companies.

The Company estimated the fair value of its Convertible Loan using the following inputs for the years ended December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Discount rate	15.67%-28.28%	21.01%-45.88%
Probabilities of settlement scenarios	0%-75%	0%-85%
Volatility	83.30%-111.60%	101.1%-123.6%
Expected term (in years)	0.10-1.20	0.20-1.50
Risk-free rate	4.08%-5.33%	4.62%-5.39%

The following table presents a summary of the changes in the fair value of its Convertible Loan for the years ended December 31, 2024 and 2023 (in thousands):

	December 31, 2024	December 31, 2023
Convertible Loan at the beginning of the period	$58,633	$—
Net issuance of the Convertible Loan (1)	—	29,226
Initial recognition of modified Convertible Loan (1)	—	35,031
Change in fair value	(31,399)	21,845
Amount exchanged (2)	—	(31,332)
Loss on the Convertible Loan extinguishment	5,663	3,863
Convertible Loan at the end of the period	$32,897	$58,633

(1) The Convertible Loan is carried at fair value in the consolidated balance sheets. As such, the principal and accrued interest are included in the detemination of fair value.

(2) The Company concluded that the amendment to the Convertible Loan was an extinguishment for accounting purposes and the amount exchanged was the relative fair value allocated to the Convertible Loan at the extinguishment date (Note 7 , “Convertible Loan”).

5. Net Loss per Share

The computation of basic EPS is based on the weighted-average number of the Company’s Common Stock outstanding. The computation of diluted EPS is based on the weighted-average number of the Company’s Common Stock outstanding and potential dilutive Common Stock. Diluted EPS is computed using the more dilutive of the treasury stock method, which reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted to the Company’s Common Stock. Common Stock options, warrants and unvested restricted stock units were not included in dilutive EPS as their impact would be antidilutive.

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2024 and 2023 (in thousands, except share and per share data):

	Year Ended December 31,
	2024	2023
Numerator:
Net loss attributable to common stockholders, basic	$(18,916)	$(69,045)
Gain from change in fair value of the Convertible Loan	(31,399)	—
Gain on debt and the Convertible Loan extinguishments	(2,166)	—
Net loss attributable to common stockholders, diluted	$(52,481)	$(69,045)

Denominator:
Weighted average shares outstanding, basic	36,160,848	36,075,555
Shares issuable upon the conversion of the Convertible Loan	22,899,123	—
Weighted average common shares outstanding, diluted	59,059,971	36,075,555

Net loss per share, basic	$(0.52)	$(1.91)
Net loss per share, diluted	$(0.89)	$(1.91)

The following outstanding securities as of December 31, 2024 and 2023 have been excluded from the computation of diluted weighted average shares outstanding, as they would have been anti-dilutive:

	December 31, 2024	December 31, 2023
Outstanding stock options	3,755,965	3,165,216
Unvested restricted stock units	220,000	200,000
Shares issuable upon the conversion of the Convertible Loan (1)	—	21,293,861
Outstanding warrants	19,365,847	19,365,847
Total	23,341,812	44,024,924

(1) The Company determined the number of shares issuable upon the conversion of the Convertible Loan as of December 2023, based on the Convertible Loan principal amount of $30.0 million, accrued and unpaid interest of $2.4 million, calculated at an annual interest rate of 8%, converted at $1.52 per share.

6. Balance Sheet Details

Property and Equipment, net

Property and equipment as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Laboratory equipment	$21,316	$19,678
Furniture and fixtures	831	817
Office and computer equipment	438	438
Leasehold improvements	3,802	3,447
Total	26,387	24,380
Less: accumulated depreciation	(13,146)	(11,821)
Property and equipment, net	$13,241	$12,559

Depreciation and amortization expense totaled $1.3 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively. Property and equipment not in use was $8.3 million and $8.1 million as of December 31, 2024 and 2023, respectively, and is included in the laboratory equipment in the table above. These assets are not depreciated until they are placed in service.

Other Receivables

Other receivables as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Tenant improvement allowance receivable (Note 12)	$—	$1,835
Grant and award receivable (Note 13)	744	1,528
	$744	$3,363

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities as of December 31, 2024 and 2023 consisted of the following (in thousands):

	December 31, 2024	December 31, 2023
Accounts payable	$766	$1,585
Accrued clinical trial expenses	828	3,021
Other accrued expenses	461	1,083
	$2,055	$5,689

7. Convertible Loan

On January 10, 2023, the Company received the Convertible Loan in the aggregate amount of $30.0 million from Innoviva pursuant to the Convertible Credit Agreement. The Convertible Loan bears interest at a rate of 8.0% per annum and was scheduled to mature on January 10, 2024. The Convertible Credit Agreement was amended on July 10, 2023, in connection with the Company’s entry into the 2023 Credit Agreement to, among other changes, extend the maturity of the Convertible Loan to January 10, 2025. Then, on March 12, 2025, the Company executed a subsequent amendment to the Convertible Credit Agreement which, among other things, extended the Convertible Loan maturity date to March 12, 2026. The Convertible Loan principal and accrued interest are payable at maturity. Repayment of the Convertible Loan is guaranteed by the Company’s domestic subsidiaries and foreign material subsidiaries, and the Convertible Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The Convertible Credit Agreement provides that if there is a financing from new investors of at least $30.0 million (a “Qualified Financing”), the outstanding principal amount of and all accrued and unpaid interest on the Convertible Loan shall be converted into shares of the Company’s Common Stock, at a price per share equal to a 15.0% discount to the lowest price per share for Common Stock paid by investors in such Qualified Financing. The Convertible Credit Agreement also required the Company to file a registration statement for the resale of all securities issued to the lender in connection with any conversion under the Convertible Credit Agreement, which the Company originally filed on February 13, 2023 and which was declared effective by the SEC on April 6, 2023. The Convertible Credit Agreement also confers upon the lender the option to convert any outstanding Convertible Loan amount, including all accrued and unpaid interest thereon, at the lender’s option, into shares of Common Stock at a price per share equal to the greater of book value or market value per share of Common Stock on the date immediately preceding the effective date of the Convertible Credit Agreement, which was $1.52 (as may be appropriately adjusted for any stock split, combination or similar act).

The Company evaluated authoritative guidance for accounting for the Convertible Loan and concluded that the Convertible Loan should be accounted for at fair value under ASC 480, Distinguish Liabilities from Equity, due to the fact that the Convertible Loan will predominately be settled with the Company’s Common Stock. Consequently, the Company recorded the Convertible Loan in its entirety at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expenses) in the consolidated statements of operations during each reporting period.

On July 10, 2023, in connection with the 2023 Credit Agreement with Innoviva, as discussed below, the Company amended the terms of the Convertible Credit Agreement, to, among other changes, extend the maturity of the Convertible Loan to January 10, 2025. The Company concluded that the amendment was an extinguishment for accounting purposes. The Company recognized a $1.8 million gain as the change in fair value of the Convertible Loan before the extinguishment date, July 10, 2023. The Company estimated fair value of the combined transaction, the Loan and the Convertible Loan, before and after modification and calculated an extinguishment loss of $3.9 million, which was recognized as other income (expense) in the consolidated statement of operations for the year ended December 31, 2023. The Company recognized losses of $23.6 million from July 10, 2023 to December 31, 2023 as the change in fair value of the Convertible Loan post modification.

On November 12, 2024, the Company amended the terms of the Convertible Credit Agreement and 2023 Credit Agreement, to, among other changes, extend the maturity of both loans to January 10, 2026. The Company concluded that the amendments were a combined transaction and an extinguishment for accounting purposes. The Company estimated fair value of the combined transaction, the 2023 Loan and the Convertible Loan, before and after modification and calculated an extinguishment gain of $2.2 million, which was recognized as other income (expense) in the consolidated statement of operations for the year ended December 31, 2024. After this amendment, the Company continued to account for the Convertible Loan at fair value on its consolidated balance sheet, with changes in fair value recorded as other income (expense) in the consolidated statements of operations during each reporting period. The Company recognized $31.4 million as the change in fair value of the Convertible Loan for the year ended December 31, 2024.

On March 12, 2025, the Company executed an amendment to the Convertible Credit Agreement which, among other things, extended the Convertible Loan maturity date to March 12, 2026.

8. Term Debt

On July 10, 2023, the Company entered into the 2023 Credit Agreement. The 2023 Credit Agreement provides for the 2023 Loan, a secured term loan facility in an aggregate amount of $25.0 million at an interest rate of 14.0% per annum, and was scheduled to mature on January 10, 2025. Principal and accrued interest are payable at maturity. Repayment of the 2023 Loan is guaranteed by the Company’s domestic subsidiaries, and the 2023 Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

On November 12, 2024, the Company executed an amendment to the 2023 Credit Agreement, which, among other things, extended the 2023 Loan maturity date to January 10, 2026. On March 12, 2025, the Company executed a subsequent amendment to the 2023 Credit Agreement which, among other things, extended the 2023 Loan maturity date to March 12, 2026.

The 2023 Credit Agreement contains customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and fundamental corporate changes. The 2023 Credit Agreement also includes customary events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the 2023 Credit Agreement, certain bankruptcy or insolvency events, and a material deviation from the Company’s operating budget.

The 2023 Loan was initially recognized at fair value of $21.2 million and subsequently recognized at the amortized cost net of debt issuance costs and debt discount of $3.8 million. The Company recognized $2.4 million and $0.9 million debt issuance costs and debt discount for the years ended December 31, 2024 and 2023, respectively, using the effective interest method. The Company recognized $6.7 million and $2.6 million of accrued interest expense for the years ended December 31, 2024 and 2023, respectively. The 2023 Loan’s annual effective interest rate was 48.76% and 27.31% as of December 31, 2024 and 2023, respectively.

On March 4, 2024, the Company entered into the 2024 Credit Agreement for the 2024 Loan in an aggregate amount of $35.0 million. The 2024 Loan bears interest at an annual rate of 14.0% and was scheduled to mature on June 4, 2025. On March 12, 2025, the Company executed an amendment to the 2024 Credit Agreement which, among other things, extended the 2024 Loan maturity date to March 12, 2026. Principal and accrued interest are payable at maturity. Repayment of the 2024 Loan is guaranteed by the Company’s domestic subsidiaries, and the 2024 Loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

The 2024 Loan was initially recognized at cash proceeds of $35.0 million net of debt issuance costs of $0.1 million, and subsequently is recognized at the amortized cost. Debt issuance costs are amortized using the effective interest method to interest expense over the term of the 2024 Loan. The Company recognized $4.1 million of accrued interest expense for the year ended December 31, 2024. The 2024 Loan’s annual effective interest rate was 14.25% as of December 31, 2024.

The 2023 Credit Agreement and the 2024 Credit Agreement contain customary affirmative and negative covenants and representations and warranties, including financial reporting obligations and certain limitations on indebtedness, liens, investments, distributions (including dividends), collateral, investments, mergers or acquisitions and fundamental corporate changes. The 2023 Credit Agreement and the 2024 Credit Agreement also include customary events of default, including payment defaults, breaches of provisions under the loan documents, certain losses or impairment of collateral and related security interests, the occurrence of certain events that could reasonably be expected to have a “material adverse effect” as set forth in the 2023 Credit Agreement and the 2024 Credit Agreement, certain bankruptcy or insolvency events, and a material deviation from the Company’s operating budget.

9. Stockholders’ Deficit

Warrants

As of December 31, 2024 outstanding warrants to purchase shares of Common Stock were as follows:

Shares	Exercise Price	Expiration Date
993,139	$2.87	February 11, 2025
7,717,661	$2.87	March 27, 2025
1,867,912	$3.25	January 26, 2026
4,285,935	$3.25	March 16, 2026
1,807,396	$5.00	February 8, 2027
2,692,604	$5.00	March 30, 2027
1,200	$1,680.00	None
19,365,847

Shares Reserved for Future Issuance

As of December 31, 2024 and 2023, the Company had reserved shares of its Common Stock for future issuance as follows:

	December 31, 2024	December 31, 2023
Stock options outstanding	3,755,965	3,165,216
Unvested restricted stock units	220,000	200,000
Shares issuable under the Employee Stock Purchase Plan	11,890	9,748
Shares available for future grants under the 2016 Plan	3,405,908	2,368,160
Warrants outstanding	19,365,847	19,365,847
Shares issuable upon the conversion of the Convertible Loan(1)	22,899,123	21,293,861

Total shares reserved	49,658,733	46,402,832

10. Equity Incentive Plans

Stock Award Plans

The Company maintains a 2016 Equity Incentive Plan (the “2016 Plan”), which provides for the issuance of incentive share awards in the form of non-qualified and incentive stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards and performance-based stock awards. The awards may be granted by the Company’s Board of Directors to its employees, directors and officers and to consultants. The term of the options granted is ten years, the exercise price is the Company’s closing price at the date of grant and the vesting period is usually four years. The Company also granted RSUs under the 2016 Plan that vest over four years.

Under the 2016 Plan, the number of shares authorized for issuance is automatically increased by a number equal to 5% of the total number of shares of the Company’s capital stock outstanding on December 31st of the preceding calendar year, or a lesser number of shares determined by the Board of Directors annually beginning from January 1, 2017 until January 1, 2026. As of December 31, 2024, there were 3,405,908 shares available for issuance under the 2016 Plan.

The Company has issued restricted stock awards RSAs under certain legacy option plans that generally vested two to four years based on service conditions. As of December 31, 2024, all RSAs were fully vested.

Pursuant to its 2016 Employee Stock Purchase Plan (“ESPP”), the Company may grant or provide for the grant of rights to purchase shares of its Common Stock. The number of shares of its Common Stock reserved for issuance under the ESPP will automatically increase on January 1st of each calendar year by the lesser of 1% of the total number of shares of the Company’s Common Stock outstanding on December 31st of the preceding calendar year and 30,000 shares, subject to the ability of the Company’s Board of Directors to take action to reduce the size of the increase in any given year. There were no awards issued under ESPP. As of December 31, 2024, the Company had reserved 11,890 shares for future grants under the ESPP.

Stock option activities during the year ended December 31, 2024 are presented below:

	Options Outstanding
			Weighted
			Average
		Weighted	Remaining
		Average	Contractual	Aggregate
		Exercise	Term	Intrinsic
	Shares	Price	(Years)	Value (in thousands)
Outstanding at December 31, 2023	3,165,216	$5.04	5.9	$429
Granted	1,859,054	$3.34		$—
Exercised	(37,282)	$3.38		$24
Forfeited/Cancelled/Expired	(1,231,023)	$6.48		$4
Outstanding at December 31, 2024	3,755,965	$3.74	7.5	$4
Vested and expected to vest at December 31, 2024	3,755,965	$3.74	7.5	$4
Exercisable at December 31, 2024	2,059,396	$4.04	6.4	$2

The aggregate intrinsic value of options at December 31, 2024 is based on the Company’s closing stock price on that date of $1.85 per share.

The weighted average grant date fair value of the options granted during 2024 and 2023 was $2.54 and $1.97, respectively. The fair value of vested options during the year ended December 31, 2024 and 2023 was $2.8 million and $5.1 million, respectively.

Restricted stock awards and restricted stock unit award activities during the year ended December 31, 2024 are presented below:

		Weighted Avg
		Grant Date
	Shares	Fair Value
Outstanding at December 31, 2023	200,000	$2.39
Granted	90,000	$3.38
Vested	(50,000)	$2.39
Cancelled	(20,000)	$3.38
Outstanding at December 31, 2024	220,000	$2.73

As of December 31, 2024, there was $2.6 million of total unrecognized compensation expense related to unvested stock options and restricted stock units, which the Company expects to recognize over the weighted average remaining period of approximately 1.9 years.

Stock-based Compensation

The Company estimates the fair value of stock options with performance and service conditions using the Black-Scholes valuation model.

The assumptions used to estimate the options fair value were as follows:

	Year Ended December 31,
	2024	2023
Risk-free interest rate	3.54%-4.25%	3.54%-5.54%
Expected volatility	89.40%-92.50%	75.40%-116.96%
Expected term (in years)	5.1-7.0	0.1-7.0
Expected dividend yield	0%	0%

The tables below summarize the total stock-based compensation expense (reversal) included in the Company’s consolidated statements of operations for the periods presented (in thousands):

	Year Ended December 31,
	2024	2023
Research and development	$663	$1,013
General and administrative	2,230	(75)
Total stock-based compensation	$2,893	$938

11. Income Taxes

Loss before income taxes consisted of the following components (in thousands):

	Year Ended December 31,
	2024	2023
United States	$(18,020)	$(68,182)
Foreign	(896)	(863)
Total	$(18,916)	$(69,045)

Significant components of the Company’s deferred tax assets and liabilities were as follows (in thousands):

	December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$53,618	$46,591
Capitalized research and development	24,045	21,431
Stock-based compensation	1,804	2,083
Depreciation and amortization	762	856
Lease accounting	13,505	13,899
Interest expense carryforward	1,292	—
Other	2,086	1,907
Total deferred tax assets before valuation allowance	97,112	86,767
Less: valuation allowance	(84,217)	(75,166)
Total deferred tax assets after valuation allowance	12,895	11,601

Deferred tax liabilities:
Right-of-use asset	(10,763)	(11,510)
In-process research and development	(3,077)	(3,077)
Debt basis differences	(1,991)	—
Other	(141)	(91)
Total deferred tax liabilities	(15,972)	(14,678)
Net deferred tax liability	$(3,077)	$(3,077)

The Company’s net operating loss carryforwards at December 31, 2024 are $195.3 million, $139.2 million and $12.0 for federal, state and foreign income tax purposes, respectively. Federal and state net operating loss carryforwards are available to offset future taxable income, if any, and will begin to expire in 2026 and 2029, respectively. The federal net operating loss carryforwards generated after 2017 of $140.8 million will carryforward indefinitely and can be used to offset up to 80% of future annual taxable income. The Company's foreign net operating loss carryforwards do not expire.

The Company’s net operating loss carryforwards may be subject to a substantial annual limitation as a result of ownership changes that have occurred or could occur in the future pursuant to Internal Revenue Code Sections 382 and 383. These ownership changes may limit or eliminate the amount of net operating loss carryforwards that can be utilized to offset future taxable income. If eliminated, the related asset would be removed from deferred tax assets with a corresponding reduction in the valuation allowance. In general, an 'ownership change' as defined by the tax code results from a transaction or series of transactions over a three-year period resulting in an ‘ownership change’ of more than 50 percent of the outstanding stock of a company by certain stockholders or public groups. The Company has not undergone an ownership change analysis pursuant to Internal Revenue Code Section 382 as of December 31, 2024.

Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use existing deferred tax assets. Based on the weight of available evidence, including the Company's history of operating losses, management has determined that it is more likely than not that the Company’s net deferred tax assets will not be realized. Accordingly, a valuation allowance has been established by the Company to fully offset these net deferred tax assets. The Company increased its valuation allowance by approximately $9.1 million during the year ending December 31, 2024:

	December 31,
	2024	2023
U.S. federal statutory income tax rate	21.0%	21.0%
Adjustments for tax effects of:
State income taxes, net of federal tax	9.6%	2.9%
Stock-based compensation	(3.7)%	(1.6)%
Non-deductible debt items	25.3%	(7.8)%
Change in valuation allowance	(49.7)%	(9.3)%
Change in rate	0.5%	(3.3)%
Return to provision	(1.6)%	(0.7)%
Permanent differences and other	(1.4)%	(1.2)%
Effective income tax rate	(0.0)%	(0.0)%

The Company files income tax returns in the U.S. federal jurisdiction, state of California and certain foreign jurisdictions. As of December 31, 2024, the Company is no longer subject to U.S. federal income tax examinations for tax years ended on or before December 31, 2020 or to California state income tax examinations for tax years ended on or before December 31, 2019. However, to the extent allowed by law, the tax authorities may have the right to examine prior periods where net operating losses or tax credits were generated and carried forward, and make adjustments up to the amount of the net operating loss or credit carryforward.

The Company did not have a liability for unrecognized tax benefits at December 31, 2024 and 2023.

The Company’s policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. As of December 31, 2024 and 2023, the Company has no accrued interest or penalties related to uncertain tax positions.

Deferred income taxes have not been provided for undistributed earnings of the Company’s consolidated foreign subsidiary because the parent entity would not be required to include the distribution into income as the amount would be tax free.

The Tax Cuts and Jobs Act subjects a U.S. stockholder to tax on GILTI earned by certain foreign subsidiaries. The FASB Staff Q&A, Topic 740 No. 5. Accounting for Global Intangible Low-Taxed Income, states that an entity can make an accounting policy election either to recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred as a period expense only. The Company has elected to account for GILTI in the year the tax is incurred.

12. Commitments and Contingencies

Operating Leases

The Company leases office and research and development space under a non-cancelable operating lease in Marina del Rey, CA, with the lease term through December 31, 2031. Annual base rent is from $1.9 million and increases by 3% annually and will be $2.5 million by the end of the term. The Company also maintains an irrevocable letter of credit in connection with this lease, which had a balance of $0.5 million as of December 31, 2024 and is reducing 20% annually through the end of the lease term.

On October 28, 2021, the Company entered into a lease for office and research and development space under a non-cancellable lease in Los Angeles, CA (the “2021 Lease”). The 2021 Lease payment start date was May 1, 2022 and the total lease term is for 16 years and runs through 2038. Monthly rent for 2022 and 2023 was fully or partially abated while the lessor and the Company completed planned tenant improvements to the facility. Base monthly rent is approximately $0.3 million in 2024. The Company was responsible for construction costs over the tenant improvements allowance of $7.2 million. The construction was completed as of December 31, 2024, and the Company received the full allowance. Out-of-pocket expenses to be incurred by the Company were considered noncash lease payments, and included in the lease liability and right-of-use asset.

In connection with the execution of the 2021 Lease, the Company delivered an irrevocable standby letter of credit in the amount of $5.0 million to the landlord in 2022.

Future minimum annual lease payments under the Company’s noncancelable operating leases as of December 31, 2024, are as follows (in thousands):

Operating
Leases
2025	$4,716
2026	5,293
2027	5,452
2028	5,616
2029	5,784
Thereafter	37,996
Total minimum lease payments	64,857
Less: amount representing interest	(32,732)
Present value of operating lease obligations	32,125
Less: current portion	(4,431)
Noncurrent operating lease obligations	$27,694

Operating lease expenses were $8.4 million and $7.4 million for the years ended December 31, 2024 and 2023, respectively. Variable costs related to operating expenses and taxes, which are recognized as incurred, were $1.7 million and $1.0 million for the years ended December 31, 2024 and 2023, respectively.

The following table summarizes supplemental cash flow information related to the Company’s operating leases for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$9,010	$18,839

The following table summarizes the weighted-average remaining lease term and weighted-average discount rate related to the Company’s operating leases as of December 31, 2024 and 2023:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term, years	11.74	12.79
Weighted-average discount rate, %	13.9	13.9

Legal Proceedings

From time to time, the Company may be involved in disputes, including litigation, relating to claims arising out of operations in the normal course of business. Any of these claims could subject the Company to costly legal expenses and, while management generally believes that there is adequate insurance to cover many different types of liabilities, the Company’s insurance carriers may deny coverage or policy limits may be inadequate to fully satisfy any damage awards or settlements. If this were to happen, the payment of any such awards could have a material adverse effect on the consolidated results of operations and financial position. Additionally, any such claims, whether or not successful, could damage the Company’s reputation and business. The Company is currently not a party to any legal proceedings, the adverse outcome of which, in management’s opinion, individually or in the aggregate, would have a material adverse effect on its consolidated results of operations or financial position.

13. Grants and Awards

MTEC Grant

On June 15, 2020, the Company entered into an agreement (the “MTEC Agreement”) with MTEC, pursuant to which the Company received a $15.0 million award and entered into a multi-year program administered by the DoD through MTEC and managed by the Naval Medical Research Command (“NMRC”) – Naval Advanced Medical Development (“NAMD”) with funding from the Defense Health Agency and Joint Warfighter Medical Research Program. On September 29, 2022, the MTEC Agreement was modified to increase the total award by $1.3 million to $16.3 million and extend the term into the third quarter of 2024. In July 2024, the MTEC Agreement was modified to increase the total award by $5.3 million to $21.6 million and extend the term into the third quarter of 2025. The Company is using the award to partially fund a Phase 1b/2a, randomized, double-blind, placebo-controlled, dose escalation clinical study of the Company’s therapeutic phage-based candidate, AP-SA02, for the treatment of complicated S. aureus bacteremia infections. The MTEC Agreement specifies that the award will be paid to the Company over the term of the award through a cost reimbursable model, based on agreed upon cost share percentages, and the money received is not refundable to MTEC.

Upon license or commercialization of intellectual property developed with the funding from the MTEC Agreement, additional fees will be due to MTEC. The Company will elect whether to (a) pay a fixed royalty amount, which is subject to a cap based upon total funding received, or (b) pay an additional assessment fee, which would also be subject to a cap based upon a percentage of total funding received.

The MTEC Agreement is effective through August 15, 2025. The MTEC Agreement may be terminated in whole or in part, 30 calendar days following written notice from the Company to MTEC. In addition, MTEC has the right to terminate the MTEC Agreement upon material breach by the Company.

The Company determined that the MTEC Agreement is not in the scope of ASC 808 or ASC 606. Applying ASC 606 by analogy the Company recognizes proceeds received under the MTEC Agreement as grant revenue in the statement of operations when related costs are incurred. The Company recognized $5.2 million and $4.5 million in grant revenue from the MTEC Agreement during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, the Company had $0.7 million and $1.5 million as awards receivable from MTEC, respectively.

CFF Therapeutics Development Award

On March 13, 2020, the Company entered into an award agreement (the “Award Agreement”) with Cystic Fibrosis Foundation (“CFF”), pursuant to which the Company received a Therapeutics Development Award of up to $5.0 million (the “CFF Award”). The CFF Award was used to fund a portion of the Company’s Phase 1b/2a clinical trial of the Pseudomonas aeruginosa (“P. aeruginosa”) phage candidate, AP-PA02, as a treatment for Pseudomonas airway infections in people with cystic fibrosis (“CF”).

The first payment under the Award Agreement, in the amount of $1.0 million, became due upon signing the Award Agreement and was received in April 2020. The remainder of the CFF Award was payable to the Company incrementally in installments upon the achievement of certain milestones related to the development program and progress of the Phase 1b/2a clinical trial of AP-PA02, as set forth in the Award Agreement. The total amount of the CFF award was recognized through December 2023 and no additional payments are expected.

If the Company ceases to use commercially reasonable efforts directed to the development of AP-PA02, or any other Product (as defined in the Award Agreement), for a period of 360 days (an “Interruption”) and fails to resume the development of the Product after receiving from CFF notice of an Interruption, then the Company must either repay the amount of the CFF Award actually received by the Company, plus interest, or grant to CFF (1) an exclusive (even as to the Company), worldwide, perpetual, sublicensable license under technology developed under the Award Agreement that covers the Product for use in treating infections in CF patients (the “CF Field”), and (2) a non-exclusive, worldwide, perpetual, sublicensable license under certain background intellectual property covering the Product, to the extent necessary to commercialize the Product in the CF Field.

Upon commercialization by the Company of any Product, the Company will owe a fixed royalty amount to CFF, which is to be paid in installments determined, in part, based on commercial sales volumes of the Product. The Company will be obligated to make an additional fixed royalty payment upon achieving specified sales milestones. The Company may also be obligated to make a payment to CFF if the Company transfers, sells or licenses the Product in the CF Field, or if the Company enters into a change of control transaction.

The term of the Award Agreement commenced on March 10, 2020 and expires on the earlier of the date on which the Company has paid CFF all of the fixed royalty payments set forth therein, the effective date of any license granted to CFF following an Interruption, or upon earlier termination of the Award Agreement. Either CFF or the Company may terminate the Award Agreement for cause, which includes the Company’s material failure to achieve certain development milestones. The Company’s payment obligations survive the termination of the Award Agreement.

The Company concluded that the CFF Award is in the scope of ASC 808. Accordingly, as discussed in Note 3, “Significant Accounting Policies”, the Company recognizes the award upon achievement of certain milestones as credits to research and development expenses. During year ended December 31, 2024 and 2023, the Company recognized zero and $0.3 million as credits to research and development expenses related to the CFF Award, respectively. In addition, the Company concluded under the guidance in ASC 730 that it does not have an obligation to repay funds received once related research and development expenses are incurred.

14. Employee Retirement Plan

The Company’s employees participate in an employee retirement plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. All of the Company’s employees who meet minimum eligibility requirements are eligible to participate in the plan. The Company did match contributions of $0.2 million to the 401(k) plan for the years ended December 31, 2024 and 2023.

15. Segment Reporting

The Company operates and manages its business as one reportable operating segment, which is the business of developing a pathogen-specific bacteriophage therapeutics for the treatment of antibiotic-resistant and difficult-to-treat acute and chronic bacterial infections using its proprietary bacteriophage-based technology. The determination of a single business segment is consistent with the consolidated financial information regularly provided to the Company’s chief operating decision maker (“CODM”). The Company’s CODM is its Chief Executive Officer, who reviews financial information on an aggregate basis for purposes of assessing performance, making operating decisions, allocating resources and evaluating financial performance. The long-lived assets of $14.0 million, which represents 99.3% of the Company’s total long-lived assets, are maintained in the United States.

The following table includes certain segment information for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
	2024	2023
Grant revenue	$5,174	$4,529
Operating expenses
Research and development expenses:
AP-PA02: Non-Cystic Fibrosis Bronchiectasis	6,840	4,922
AP-PA02: Cystic Fibrosis	236	1,692
AP-SA02: Bacteremia	4,177	4,789
AP-SA02Prosthetic Joint Infection	35	202
Expenses not allocated by projects	2,408	3,042
Total external research and development expenses	13,696	14,647
Research and development personnel expenses	10,764	9,408
Other research and development expenses	9,966	9,715
Total research and development expenses	34,426	33,770
General and administrative expenses:
General and administrative personnel expenses	4,935	2,480
Other general and administrative expenses	8,249	9,169
Total general and administrative expenses	13,184	11,649
Total operating expenses	47,610	45,419
Operating loss	(42,436)	(40,890)
Other income (expense), net	23,520	(28,155)
Net loss	$(18,916)	$(69,045)

16. Subsequent Events

On March 12, 2025, the Company entered into the 2025 Credit Agreement for the 2025 Loan in an aggregate amount of $10.0 million.The 2025 Loan bears interest at an annual rate of 14.0% and matures on March 12, 2026. Principal and accrued interest are payable at maturity. Repayment of the 2025 Loan is guaranteed by the Company’s domestic subsidiaries, and the loan is secured by substantially all of the assets of the Company and the subsidiary guarantors.

Concurrently with the execution of the 2025 Credit Agreement, the Company entered into amendments to (i) the Convertible Loan and Convertible Credit Agreement, (ii) the 2023 Loan and 2023 Credit Agreement, and (iii) the 2024 Loan and 2024 Credit Agreement, which, among other things, extended the maturity date of the Convertible Loan, 2023 Loan and 2024 Loan, respectively, to March 12, 2026.